FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                Northern Rock plc
                 (Translation of registrant's name into English)


                               Northern Rock House
                                    Gosforth
                               Newcastle upon Tyne
                                     England
                                     NE3 4PL
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                          Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes ..... No ..X..


                          INDEX

Document

No. 1           FRN Variable Rate Fix dated 2 September 2003
No. 2           FRN Variable Rate Fix dated 2 September 2003
No. 3           Director Shareholding dated 2 September 2003
No. 4           Director Shareholding dated 3 September 2003
No. 5           FRN Variable Rate Fix dated 4 September 2003
No. 6           FRN Variable Rate Fix dated 5 September 2003
No. 7           Employee Share Option Scheme dated 5 September 2003

Document No. 1

RE:     NORTHERN ROCK BUILDING SOCIETY
        GBP 125,000,000.00
        MATURING: 01-Jun-2004
        ISSUE DATE: 02-May-2002
        ISIN: XS0146425102

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
02-Sep-2003 TO 01-Dec-2003 HAS BEEN FIXED AT 3.749380 PCT.

INTEREST PAYABLE VALUE 01-Dec-2003 WILL AMOUNT TO
GBP 92.45 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 2

RE:     NORTHERN ROCK PLC
        GBP 3,033,517.00
        MATURING: 11-Aug-2006
        ISSUE DATE: 04-Aug-2003
        ISIN: XS0174080381

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-Aug-2003 TO 04-Nov-2003 HAS BEEN FIXED AT 3.562500 PCT.

INTEREST PAYABLE VALUE 04-Nov-2003 WILL AMOUNT TO
GBP 27,239.32 PER GBP 3,033,517.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 3

                               Northern Rock plc

     Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 29 August 2003 of 150,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to Executive Directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of GBP6.9287 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,587,975 Ordinary 25p Shares, representing 1.33% of the Company's issued share capital.

The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Document No.4



                               Northern Rock plc

     Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 2 September 2003 of 200,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to Executive Directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of GBP6.8235 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,787,975 Ordinary 25p Shares, representing 1.37% of the Company's issued share capital.

The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Document No. 5

RE:     NORTHERN ROCK PLC
        EUR 850,000,000.00
        MATURING: 05-Mar-2007
        ISSUE DATE: 05-Mar-2002
        ISIN: XS0143908472

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
05-Sep-2003 TO 05-Dec-2003 HAS BEEN FIXED AT 2.310000 PCT.

INTEREST PAYABLE VALUE 05-Dec-2003 WILL AMOUNT TO
EUR 5.84 PER EUR 1,000.00 DENOMINATION.
EUR 58.39 PER EUR 10,000.00 DENOMINATION.
EUR 583.92 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 6

RE:     NORTHERN ROCK BUILDING SOCIETY
        USD 17,649,000.00
        MATURING: 06-Sep-2005
        ISSUE DATE: 04-Sep-2001
        ISIN: XS0135159647

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Sep-2003 TO 08-Dec-2003 HAS BEEN FIXED AT 1.196250 PCT.

INTEREST PAYABLE VALUE 08-Dec-2003 WILL AMOUNT TO
USD 3.02 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 7

                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 5 September 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,250 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to an individual who has exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,786,725 Shares representing 1.37% of the Company's issued share capital.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  9 September 2003              By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary